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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Received
FEB 23 2018
WASH, D.C.

SEC FILE NUMBER
8-32664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weston Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 William Street, Suite 200
(No. and Street)

Wellesley	MA	02481
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen G. DaCosta 781-235-7055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza, Suite 2300	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

DM

OATH OR AFFIRMATION

I, Nicole M. Tremblay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weston Securities Corporation, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNEMARIE O'HARA DAWNAROWICZ
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 28, 2019

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
One Financial Plaza, Suite 2300
Providence, RI 02903

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Weston Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Weston Securities Corporation (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2005.

Providence, Rhode Island
February 21, 2018

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	1,133,621
Fees and commissions receivable		49,453
Receivable from related party		18,030
Prepaid expenses		28,462
Other Assets		9,500
Total assets	$	1,239,066
Liabilities		
Accounts payable and accrued expenses	$	47,587
Income taxes payable to related party		39,714
Payable to related party		13,032
Total liabilities		100,333
Stockholder's equity:		
Common stock, no par value. Authorized 12,500 shares; issued and outstanding 1,200 shares		6,000
Additional paid-in capital		418,318
Retained earnings		714,415
Total stockholder's equity		1,138,733
Total liabilities and stockholder's equity	$	1,239,066

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Operations

Year ended December 31, 2017

Revenues:		
12b-1 fees	$	448,924
Commission and other income		246,043
Related party revenue		178,494
		873,461
Expenses:		
Administrative fee – related party		512,031
Professional licenses		110,079
Outsourced services		47,359
Legal and audit fees		60,464
Other expenses		39,490
Goodwill impairment charge		150,000
		919,423
Loss before income taxes		(45,962)
Income tax expense		43,230
Net loss	$	(89,192)

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

	Common stock			Additional paid-in capital	Retained earnings	Total
	Shares		**Amount**			
Balance, December 31, 2016	1,200	$	6,000	418,318	803,607	1,227,925
Net income	—		—	—	(89,192)	(89,192)
Balance, December 31, 2017	1,200	$	6,000	418,318	714,415	1,138,733

See accompanying notes to financial statements.

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	(89,192)
Adjustment to reconcile net income to net cash provided by operating activities:		
Changes in:		
Fees and commissions receivable		57,946
Receivable from related party		(87)
Prepaid expenses		57,941
Goodwill		150,000
Other Assets		(9,500)
Accounts payable and accrued expenses		(19,295)
Payable to related party		(50,197)
Federal and state income taxes payable		(10,770)
Net cash provided by operating activities		86,846
Net increase in cash and cash equivalents		86,846
Cash and cash equivalents at beginning of year		1,046,775
Cash and cash equivalents at end of year	$	1,133,621
Supplemental disclosure of cash flow information:		
Cash paid during the period for income taxes	$	54,000

See accompanying notes to financial statements.

(1) Operations and Organization

Weston Securities Corporation ("WSC" or the "Company"), organized as a Massachusetts corporation on August 14, 1984, was acquired by and therefore became a wholly-owned subsidiary of Washington Trust Bancorp, Inc. ("WTB") on August 31, 2005, and was previously a wholly-owned subsidiary of Weston Financial Group, Inc. ("WFG"). In the same transaction, WFG also became a wholly-owned subsidiary of The Washington Trust Company, of Westerly ("WTC").

WSC is a registered broker/dealer under the Securities Exchange Act of 1934 (Exchange Act of 1934) and a member of the Financial Industry Regulatory Authority ("FINRA") – formerly, the National Association of Securities Dealers, Inc. ("NASD") and Securities Investors Protection Corporation ("SIPC"), and is involved in the distribution of Mutual Funds, Variable Annuities, Variable Life, and 529 plans. Until September 29, 2017, when the New Century Portfolios ("NCP") were liquidated, WSC served primarily as the principal underwriter and distributor of four affiliated mutual funds and distributed these funds predominately to clients of WFG. Certain the officers and trustees of WSC and the affiliated funds were also officers and directors of WFG, WTB, and WTC.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash represents monies held in a bank account under normal commercial terms. Investments in money market funds are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value.

(b) Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is tested for impairment at least annually in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350-20, Goodwill. In assessing impairment, the Company has the option to perform a qualitative analysis to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount. If, after assessing the totality of such events or circumstances, the Company determines it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then the Company would not be required to perform an impairment test.

Effective April 1, 2017, the Company early adopted the provisions of ASU 2017-04 "Simplifying the Test for Goodwill Impairment," which eliminated Step 2 of the annual two-step goodwill impairment test. Step 2 was a more detailed analysis, which involved measuring the excess of the fair value of the reporting unit, as determined in Step 1, over the aggregate fair value of the individual assets, liabilities, and identifiable intangibles as if the reporting unit was being acquired in a business combination. As Step 2 was eliminated, goodwill is tested for impairment using the quantitative impairment analysis described below.

The quantitative impairment analysis requires a comparison of each reporting unit's fair value to its carrying value to identify potential impairment. Goodwill impairment exists when a reporting unit's carrying value of goodwill exceeds its implied fair value. Significant judgment is applied when goodwill is assessed for impairment. This judgment includes, but may not be limited to, the selection of appropriate discount rates, the identification of relevant market comparables and the development of cash flow projections. The selection and weighting of the various fair value techniques may result in a higher or lower fair value. Judgment is applied in determining the weightings that are most representative of fair value.

(c) ***Revenue***

The Company earns revenue from the following sources: a Sales Agreement with The Park Insurance Agency, Inc. ("Park") (an underlying related party), Variable Annuity Trailers, and 529 Plan Trailers. The Company also earned revenue from Investment Company Act of 1940 Rule 12b-1 Fees received directly from NCP and mutual funds held by NCP through the September 29, 2017 liquidation. Additionally, the Company receives commissions from the sale of Variable Annuities, 529 Plans, and Variable Life Insurance Policies. Revenue is recorded as it is earned.

(d) ***Income Taxes***

The Company files federal and state income tax returns on a consolidated basis with its parent, WTB. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Federal and state income taxes are calculated using the pro rata method, and are settled with the parent on a quarterly basis.

Income taxes are calculated and are recorded in the Company's results of operations based upon the application of FASB ASC 740, *Income Taxes*. The Company follows the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to an amount, which is more-likely-than-not to be realizable. Income tax expense is the sum of the taxes currently payable and the change during the period in deferred tax assets and liabilities. For the year ended December 31, 2017, the Company had no temporary tax differences and, as a result, had no deferred income taxes.

According to the uncertain tax position provisions of FASB ASC 740, *Income Taxes*, the Company is permitted to recognize the tax benefit of uncertain tax positions only when the position is more-likely-than-not to be sustained upon examination by the tax authorities based on the position's technical merit. The amount recognized is that, which represents the amount of tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the period of change. As of December 31, 2017, the Company did not have any liabilities for any uncertain tax positions. The prior three tax years remain open to examination by the major jurisdictions in which the Company is subject to tax.

(e) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates.

(f) ***Recently Issued Accounting Pronouncements***

Revenue from Contracts with Customers - Topic 606

Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), was issued in May 2014 and provides a revenue recognition framework for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other accounting standards. As originally issued, ASU 2014-09 was effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period with early adoption not permitted. In August 2015, Accounting Standards Update No. 2015-14, "Deferral of the Effective Date" ("ASU 2015-14") was issued and delayed the effective date of ASU 2014-09 to annual and interim periods in fiscal years beginning after December 15, 2017. In 2016, Accounting Standards Update No. 2016-08, "Principal versus Agent Considerations" ("ASU 2016-08"), Accounting Standards Update No. 2016-10, "Identifying Performance Obligations and Licensing" ("ASU 2016-10") and Accounting Standards Update No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" ("ASU 2016-12") were issued. These ASUs do not change the core principle for revenue recognition in Topic 606; instead, the amendments provide more detailed guidance in a few areas and additional implementation guidance and examples, which were expected to reduce the degree of judgment necessary to comply with Topic 606. The effective date and transition requirements for ASU 2016-08, ASU 2016-10 and ASU 2016-12 are the same as those provided by ASU 2015-14. Management assembled a project team to address the changes pursuant to Topic 606. The project team completed a scope assessment and contract review for in-scope revenue streams. WSC's revenue streams are within the scope of Topic 606. Management does not anticipate material changes in the timing or measurement of WSC's in-scope revenues or contract acquisition costs. Management has also completed its evaluation of the expanded disclosure requirements. The Company plans to adopt ASU 2014-09 effective January 1, 2018 using the modified retrospective transition method. The adoption of ASU 2014-09 is not expected to have a material impact on the Company's financial statements.

(3) Goodwill

Goodwill represents the amount allocated to the Company following WTB's purchase of WFG in 2005. As a result of a decision made by NCP in the second quarter of 2017 to liquidate, the carrying value of WSC's goodwill was assessed for impairment. Management concluded that it was more-likely-than-not that the carrying value of goodwill associated with WSC exceeded its fair value and was impaired. An impairment charge of $150,000 was recognized in the second quarter of 2017.

(Continued)

(4) Revenue Concentration

The Company's 12b-1 revenue, which comprises 52% of total revenues, is the result of a Distribution Agreement with NCP that was in effect through September 29, 2017. Commission revenue, which comprises 28% of total revenues, is earned as the result of placing insurance and other variable contracts for Park, and 529 Plans. The remaining 20% of revenue is earned through a Sales Agreement with Park (see note 5). The Company may be subject to greater risk due to the concentration of revenue from a small number of sources.

(5) Related-Party Transactions

Effective March 1, 1999, the Company entered into a Sales Agreement with Park, a wholly-owned subsidiary of WFG, under which Park pays to the Company 70% of total commissions earned on sales of insurance products. For the year ended December 31, 2017, the Company generated revenue of $178,494 under this Sales Agreement, $18,030 of which was a receivable at December 31, 2017.

The Company also has an Administration Agreement with WFG, a wholly-owned subsidiary of the Company's sister subsidiary, WTC, under which WFG provides the Company with Management, administrative facilities, and services, including the use of WFG personnel. The Administration Agreement with WFG is calculated and settled monthly using the following methodology: for the period January 1, 2017 through September 30, 2017, the Company paid 15% of specified employee-related costs and 8% of specified occupancy-related costs incurred by WFG, and 11.5% of the Intercompany Management Fee between WFG and WTC. Due to the liquidation of NCP on September 29, 2017, the Administrative Agreement was changed effective October 1, 2017 to the following: the Company paid 3% of specified employee-related costs and 1% of specified occupancy-related costs incurred by WFG, and 2% of the Intercompany Management Fee between WFG and WTC. For the year ended December 31, 2017, the Company incurred expenses related to this Administration Agreement in the amount of $512,031, of which $13,032 is owed to WFG at December 31, 2017.

The Company files federal taxes on a consolidated basis with WTB. During the year, the Company made $54,000 in payments to WTB for taxes. At year-end, the Company owed $39,714 to WTB for its tax liability.

(6) Income Taxes

The provision for income taxes is presented below:

Federal	$	32,743
State		10,487
Total income tax expense	$	43,230

The reconciliation of federal income tax at the statutory rate to the effective income tax rate is presented below:

Reconciliation of federal income tax at statutory rate to the effective income tax rate:

		Amount	Percentage of pre-tax income
Tax (benefit)/expense at federal statutory rate	$	(16,087)	35.00%
Increase in taxes resulting from:			
Goodwill impairment		52,500	(114.23)%
State income tax expense, net of federal income tax benefit		6,817	(14.83)%
Other		—	—%
Total income tax expense	$	43,230	(94.06)%

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (the "Tax Act"), was enacted, which represents the most comprehensive reform to the U.S. tax code in over thirty years. The majority of the provisions of the Tax Act takes effect on January 1, 2018. The Tax Act lowers the Company's federal tax rate from 35% to 21%. The Tax Act also contains other provisions that may affect the Company currently or in future years. There was no impact to the Company as a result of tax reform at December 31, 2017.

(7) Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), whereby the minimum net capital the Company is required to maintain (as defined) is $25,000, or the ratio of aggregate indebtedness (as defined) to net capital of 15 to 1 (6 2/3%), whichever is greater. FINRA provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $1,033,288, which was $1,008,288 in excess of its required net capital of $25,000 the Company's ratio of aggregate indebtedness to net capital as of December 31, 2017 was 0.10 to 1. See schedule I.

(8) Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934, (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer. See schedules II and III.

(9) Commitments and Contingent Liabilities

(a) Off-Balance-Sheet Risk

The Company engages in the business of a broker/dealer in securities as described in note 1. The inherent risk of this business is the ability of the Company to properly execute all customer initiated

transactions. As of December 31, 2017, Management of the Company believes that all customer initiated transactions have been fully executed by the Company.

(b) Litigation

From time to time in the normal course of business, the Company may be involved in various claims and lawsuits. Management of the Company believes that there is no pending or threatened litigation that will result in any material adverse effect on the Company's financial condition as of December 31, 2017.

(10) Subsequent Events

Pursuant to ASC 855, *Subsequent events*, the Company evaluated all subsequent events through February 21, 2018, which coincides with the date the financial statements were available to be issued, and determined that there were no other items to disclose.

Schedule I

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2017

Capital – stockholder's equity	$	1,138,733
Deductions – nonallowable assets:		
Fees and commissions receivable		(49,453)
Receivable from affiliate		(18,030)
Prepaid expenses		(28,462)
Other Assets		(9,500)
Net capital		1,033,288
Aggregate indebtedness		100,333
Minimum net capital requirement of broker or dealer (the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000)		25,000
Excess net capital	$	1,008,288
Ratio of aggregate indebtedness to net capital		0.10 – 1

A reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2017) is not necessary since there was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2017 and that of the information included herein.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule II

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

Schedule III

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2017

The Company operates pursuant to the exemptive provisions of paragraph (k)(1) under Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection – reserve and custody requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

See accompanying report of Independent Registered Public Accounting Firm.

KPMG LLP
One Financial Plaza, Suite 2300
Providence, RI 02903

Report of Independent Registered Public Accounting Firm

The Board of Directors
Weston Securities Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Weston Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Providence, Rhode Island
February 21, 2018

Weston Securities Corporation's Exemption Report

Weston Securities Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1) that the Company does not hold funds or securities for customers and promptly transmits all funds and delivers all securities in connection with the activities as a broker or dealer.
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the January 1, 2017 thru December 31, 2017 period without exception.

Weston Securities Corporation

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Nicole M. Tremblay, President

Date: 1/23/18

By: [signature]
Stephen G. DaCosta, Vice President

Date: 1/23/18

WESTON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Financial Statements and Supplemental Schedules

December 31, 2017

(With Independent Auditors' Report Thereon)

WESTON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of Washington Trust Bancorp, Inc.)

Table of Contents

KPMG

KPMG LLP
One Financial Plaza, Suite 2300
Providence, RI 02903

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Weston Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments or General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Weston Securities Corporation (a wholly owned subsidiary of Washington Trust Bancorp, Inc.) (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Providence, Rhode Island
February 21, 2018

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*****1233*********************MIXED AADC 220
32664 FINRA DEC
WESTON SECURITIES CORP
100 WILLIAM ST STE 200
WELLESLEY, MA 02481-3702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 143

B. Less payment made with SIPC-6 filed (exclude interest) (80)

7/20/17
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 63

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 63

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 63

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weston Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 13th day of February, 20 18.

VP / FINOP / Divisional Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 873,461
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	777,920
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	777,920
2d. SIPC Net Operating Revenues	$ 95,541
2e. General Assessment @ .0015	$ 143
	(to page 1, line 2.A.)